UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2020
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 27, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2020. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 27, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 27, 2020

Exhibit 99.1

QIAGEN reports strong results for third quarter and first nine months of 2020 and increases outlook for full-year 2020
● Q3 2020 net sales exceed outlook with 26% CER increase and adjusted diluted EPS grows 61% to $0.58 CER, hits high end of outlook range

● Full-year 2020 outlook raised to ~20% CER net sales growth and ~$2.07-2.09 CER adjusted EPS

● QIAGEN Virtual Deep Dive investor event planned for December 8, 2020

Venlo, the Netherlands, October 27, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced strong full results of operations for the third quarter and first nine months of 2020 and also increased its outlook for net sales and adjusted earnings per share (EPS) for full-year 2020.

Sales in the third quarter of 2020 rose 26% at actual rates, and also rose 26% at constant exchange rates (CER), to $483.8 million from $382.7 million in the same period of 2019. Adjusted EPS rose 61% to $0.58, and also $0.58 CER. Based on the solid performance, along with expectations for about 24-27% CER sales growth and about $0.58-0.60 CER of adjusted EPS in the fourth quarter of 2020, QIAGEN has increased its full-year 2020 outlook for about 20% CER sales growth and adjusted EPS growth of about 45% to about $2.07-2.09 CER from 2019 results.

“Our results for the third quarter 2020 reflect a dynamic performance driven by an ongoing very high level of sales for product groups used in the COVID-19 pandemic response and by improving demand trends in other areas of the portfolio,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V.

“We are proud of the passion and commitment our QIAGENers are demonstrating to supply important products for COVID-19 testing despite supply constraints, which we are addressing with investments to expand capacity. We have added to our COVID-19 portfolio with the recent launch of QIAprep&amp, which integrates ultra-fast sample preparation and PCR detection in one single kit, and plan to soon launch a rapid COVID-19 antigen test developed with Ellume. As we now focus on five pillars of growth, we recently acquired the remaining 80.1% stake in NeuMoDx to strengthen our global position in automated molecular testing, with first incremental sales from this acquisition expected in the fourth quarter of 2020. Our QIAcuity digital PCR system is also enjoying strong customer interest following the first placements in September 2020. These results show that while QIAGEN is increasingly relevant for COVID-19 testing, we are not dependent on COVID-19. Driven by our strategic capabilities and execution mindset, we are increasingly optimistic about a strong finish to 2020 – a confidence reflected in our improved full-year 2020 outlook."

Third quarter and first nine months 2020 results

Key figures

In $ millions (except EPS and diluted shares)	Q3			9M
	2020	2019	Change	2020	2019	Change
Net sales	483.8	382.7	26%	1,299.1	1,113.0	17%
Net sales - CER	481.3		26%	1,312.7		18%
Operating income (loss)	44.5	(207.5)	NM	230.5	(106.1)	NM
Adjusted operating income	170.3	106.2	60%	430.3	283.2	52%
Net income (loss)	16.9	(160.6)	NM	146.5	(86.4)	NM
Adjusted net income	136.0	83.4	63%	343.3	222.8	54%
Diluted EPS / (Net loss per share)(1)	$0.07	($0.71)	NM	$0.63	($0.38)	NM
Adjusted diluted EPS	$0.58	$0.36	61%	$1.47	$0.96	53%
Adjusted diluted EPS - CER	$0.58		61%	$1.49		55%
Diluted shares (in millions)(1)	235.8	232.0		234.0	232.8

(1) Reported diluted net loss per share for Q3 and 9M 2019 based on basic shares of 226.5 million and 226.4 million, respectively.
Please refer to accompanying tables for reconciliation of reported to adjusted figures. Tables may have rounding differences.
Percentage changes are to prior-year periods. CER - Constant exchange rates. NM - Not meaningful.

•Sales: Better-than-expected growth due to ongoing significant demand for product groups used in COVID-19 testing and improved trends compared with Q2 2020 in non-COVID-19 areas of portfolio. Total sales of product groups used in COVID-19 tests were $164 million in Q3 2020 (9M: $418 million) compared to $37 million in Q3 2019 (9M: $102 million). Sales of non-COVID products were $320 million, down about 8% CER from Q3 2019 (9M: $881 million, -12% CER). Currency movements had minimal impact on sales for Q3 2020.

•Operating income margin: Q3 2020 operating income margin was 9.2% of sales. The adjusted operating income margin was 35.2% of sales compared to 27.8% in Q3 2019, with improvements due to a decline in R&D expenses compared to Q3 2019 and lower sales, marketing and administrative expenses as a percentage of sales. Q3 2020 adjusted results excluded expenses of $103.6 million (9M: $124.5 million) from the discontinued tender offer. Q3 2019 adjusted results excluded charges from halting development of NGS instruments and initiatives to improve efficiency.

•EPS: Diluted EPS and adjusted diluted EPS grew faster than sales gains. The Q3 2020 tax rate was 39% (9M: 20%) and the adjusted tax rate was 17% (9M: 18%).

Sales by product category and customer class

	Q3 2020				9M 2020
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$420	+23%	+22%	87%	$1,121	+13%	+14%	86%
Instruments	$64	+57%	+56%	13%	$178	+44%	+46%	14%
Molecular Diagnostics(1)	$237	+29%	+30%	49%	$617	+14%	+16%	48%
Life Sciences	$247	+24%	+22%	51%	$682	+19%	+19%	52%
Academia / Applied Testing	$160	+31%	+29%	33%	$447	+28%	+29%	34%
Pharma	$87	+13%	+11%	18%	$235	+5%	+5%	18%
(1) Includes companion diagnostic co-development sales (Q3 2020: $8 million, -25%, -25% CER; 9M 2020: $22 million, -34%, -34% CER)

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Molecular Diagnostics: Sales of sample technology instruments and consumables led Q3 2020 performance, supported by gains for the QIAstat-Dx and NeuMoDx solutions. Sales of the QuantiFERON-TB test for latent tuberculosis detection fell 20% CER to $53 million (9M: -27% CER, $132 million), although this was a marked improvement on the 46% CER year-on-year decline seen in Q2 2020. Universal NGS solution sales were higher, while weaker trends were seen for HPV test sales and in the Precision Medicine portfolio, which included a 25% CER drop in companion diagnostic co-development revenues in Q3 2020.

•Life Sciences: Q3 2020 growth was driven by higher sales for sample technology solutions and supported by year-on-year gains in OEM component sales to other diagnostic suppliers. Double-digit CER sales growth was also achieved for universal NGS solutions offset by lower sales in QIAGEN Digital Insights (bioinformatics) and Human ID / Forensics.

Sales by geographic region

	Q3 2020				9M 2020
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$227	+18%	+19%	47%	$578	+7%	+8%	45%
Europe / Middle East / Africa	$164	+44%	+40%	34%	$457	+34%	+35%	35%
Asia-Pacific / Japan	$92	+22%	+21%	19%	$260	+15%	+16%	20%
Tables may have rounding differences. Percentage changes are to prior-year periods. Rest of world represented less than 1% of sales.

•Americas: Q3 2020 growth was underpinned by high-single-digit CER sales growth in the U.S. and by dynamic gains in Brazil and Mexico. Excluding QuantiFERON-TB sales, Americas sales grew 30% CER in Q3 2020 (9M: +17% CER).

•EMEA: The fastest regional growth in Q3 2020 was driven by gains in both customer classes due to double-digit CER gains in Germany, France, the UK and Italy, and single-digit CER growth in Turkey.

•Asia-Pacific / Japan: Results for Q3 2020 driven by double-digit CER growth in key countries, with China in particular growing above 20% CER, as well as gains in both customer classes.

Key cash flow figures

	9M
In $ millions	2020	2019	Change
Net cash provided by operating activities	188.1	221.4	-15%
Net cash used in investing activities	(388.8)	(141.6)
Net cash provided by (used in) financing activities	42.8	(536.3)
Free cash flow	101.3	135.0	-25%

•Net cash provided by operating activities in 2020 period included $119.4 million of cash paid for costs related to discontinued tender offer and $50.4 million of cash paid in 2020 for restructuring measures. Excluding these costs in both periods, operating cash flow rose about 50% on a comparable basis in the first nine months of 2020.

•Net cash used in investing activities in 2020 period included $239.4 million of cash paid (net of cash acquired) to buy the remaining stake in NeuMoDx as well as $119.3 million of payments for digital PCR assets acquired in 2019. Results in 2019 period included $125.0 million cash paid for digital PCR assets.

•Net cash provided by financing activities in 2020 period included $59.4 million proceeds from short-term debt, while 2019 period included $430.0 million paid for redemption of 2019 convertible notes and $74.4 million paid for share repurchases.

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “We have launched an investment program at our sites in Germany, Spain and the U.S. and will put $120 million into scaling up production capacity – especially for QIAstat-Dx, NeuMoDx and the other pillars of our growth strategy. These investments are in product areas that will enhance our response to the COVID-19 pandemic and support our ambitions for generating growth in the future. We also generated significantly improved adjusted operating income leverage on the benefits of strong sales growth and recent efficiency programs. As our balance sheet gains strength thanks to the dynamic sales growth and cash flow trends, we will remain focused on investing to ensure QIAGEN maintains a solid growth trajectory while increasing returns to shareholders.”

QIAGEN engagement for global COVID-19 response

QIAGEN teams are fully mobilized to serve all of our customers in the response to the COVID-19 crisis, providing existing solutions and developing a series of differentiated product launches. QIAGEN expects an ongoing significant increase in these product group sales compared to Q4 2019, and also higher sales sequentially from Q3 2020.These efforts come as QIAGEN sharpens its focus on five pillars of growth, many of which involve products used in the response to COVID-19 in addition to other applications: (1) Sample Technologies, (2) QuantiFERON, (3) NeuMoDx, (4) QIAstat-Dx and (5) QIAcuity digital PCR.

•Sample technologies

Sales of total sample technology consumables and related instruments rose at a double-digit CER rate in Q3 2020 compared to the same period in 2019, and also grew 10% sequentially from Q2 2020. QIAGEN experienced two trends since the end of Q2 2020: (1) greater demand for DNA sample technology consumables, and (2) a shift in demand for RNA sample technology consumables used in COVID-19 testing from manual to automated kits.

Sales of RNA sample technology consumables and instruments used in COVID-19 testing grew over 300% CER from Q3 2019 and represented approximately 56% of COVID-19 product group sales in Q3 2020 (9M: ~56%). QIAGEN is ramping up production capacity for automated sample technology consumables, which are processed on the QIAsymphony, QIAcube and EZ1 instruments as well as third-party high-throughput instruments.

QIAGEN is also launching new COVID-19 testing products based on its strong position in sample technologies. These include QIAprep&amp, which was launched in October 2020 to integrate RNA sample preparation and real-time PCR detection into a single kit with the aim of removing key COVID-19 testing bottlenecks. It can be completed in under one hour compared to about three hours for standard extraction-based PCR processes, and requires less disposable plastics than other tests. QIAprep&amp can also handle up to 2,600 samples per eight-hour shift per PCR cycler. QIAGEN plans to seek CE-IVD and FDA EUA clearances soon. QIAGEN has also launched new kits for use on 96-well third-party high-throughput instruments.

QIAGEN experienced ongoing strong demand for sample preparation instruments in Q3 2020. A total of 290 new placements of the QIAsymphony automation system were made in the first nine months of 2020, a 50% increase over the same period of 2019. This growth builds on more than 2,500 cumulative placements at the end of 2019. In the QIAcube family of instruments, placements of new QIAcube Connect (more than 800 instruments) and the QIAcube HT high-throughput version (more than 250 instruments) were both more than 50% higher than in the same period of 2019. The QIAcube family had over 8,000 cumulative placements at the end of 2019. Additionally, more than 340 placements of the EZ1 instrument were made so far in 2020, about double the placement level in the first nine months of 2019, and building on more than 3,750 cumulative placements at the end of 2019.

•PCR testing workflows: QIAstat-Dx, NeuMoDx and other PCR solutions

Total sales of PCR testing solutions represented approximately 23% of total COVID-19 sales (9M: ~21%), a more than 300% CER increase from the same period in 2019. These included higher sales of the QIAstat-Dx and NeuMoDx systems and other PCR products that include the Rotor-Gene Q PCR cycler and related consumables. These PCR workflow sales also rose sequentially in Q3 2020 from Q2 2020.

QIAstat-Dx: QIAGEN continues to place this solution for syndromic testing with the QIAstat-Dx Respiratory SARS-CoV-2 Panel that can detect the SARS-CoV-2 virus and 21 other respiratory diseases with customers worldwide. The installed base reached over 1,800 cumulative placements at the end of Q3 2020. QIAGEN is investing to significantly ramp up production of QIAstat-Dx cartridges at its sites in Germany and Spain in the coming months. The multi-stage project is expected to be finished in the first half of 2021.

NeuMoDx: QIAGEN acquired the remaining 80.1% stake in NeuMoDx Molecular, Inc. in mid-September 2020. This gives QIAGEN direct access to the U.S. market. The installed base reached 110 systems at the end of Q3 2020, including U.S. placements through the acquisition. Among recent developments, QIAGEN plans to soon submit a new NeuMoDx multiplex test that combines analysis for influenza, RSV (respiratory syncytial virus) and the SARS-CoV-2 virus for FDA EUA and CE-IVD clearance, and expects to launch this test in November. The sample input for the single-plex SARS-CoV-2 test is also expanded in Europe to include saliva as a sample type in addition to nasal and respiratory tract swabs.

•OEM components for other diagnostic suppliers

Sales of these products, which involve reagents sold to other diagnostic companies for use in their own testing solutions, rose approximately 475% CER from Q3 2019. They represented about 21% of COVID-19 sales in Q3 2020 (9M: ~23%), but declined at a double-digit CER rate sequentially from Q2 2020, a period of very strong initial pandemic demand.

•Antigen and antibody tests

QIAGEN is partnering with Ellume, an Australian diagnostics company, to develop antigen and antibody tests. These tests provide rapid results through use of the QIAGEN eHub, which gives an automated read-out in less than 15 minutes. One QIAGEN eHub will be able to process 30 nasal swab samples per hour. The QIAreach™ SARS-CoV-2 Antigen Test is expected to be submitted in November 2020 for FDA Emergency Use Authorization (EUA) and receive CE-IVD marking. Additionally, the QIAreach™ Anti-SARS-CoV-2 Total test for total Ig (Interferon gamma) antibodies (IgA, IgM, IgG) was submitted for FDA EUA. A CE-IVD marking is planned for Q4 2020.

Additional Sample to Insight portfolio developments

•QIAcuity digital PCR

The first QIAcuity digital PCR systems have been installed with customers after full commercialization began in September 2020. QIAGEN has an increasing number of customer leads for this platform, which is designed to make digital PCR technology available to Life Sciences laboratories worldwide.

Change in Executive Committee

Jean-Pascal Viola has been appointed Senior Vice President, Head of the Molecular Diagnostics Business Area, in addition to his current role leading Corporate Business Development and Intellectual Property & Litigation. He will continue as a member of the Executive Committee. Mr. Viola joined QIAGEN in 2005 and has held various roles in Singapore, the U.S. and Germany. Since joining the business development team in 2007, he played a leading role in the acquisitions of Cellestis, Stat-Dx, NeuMoDx and the Formulatrix assets for the entry into digital PCR. He was appointed Senior Vice President, Head of Corporate Business Development and Intellectual Property & Litigation in 2015, and became an Executive Committee member in 2019.

QIAGEN Virtual Deep Dive on December 8, 2020

QIAGEN is planning to hold a Virtual Deep Dive on Tuesday, December 8. This webcast will feature senior leaders and will be led by Thierry Bernard (CEO) and Roland Sackers (CFO), who will provide a strategic and financial update. It will also be an opportunity to discuss QIAGEN’s portfolio, including the strategic focus on five pillars of growth: (1) Sample Technologies, (2) QuantiFERON, (3) NeuMoDx, (4) QIAstat-Dx and (5) QIAcuity digital PCR. Further information on the time and how to register for the event will be announced shortly and available in the Investor Relations section of www.qiagen.com.

Fourth quarter and full-year 2020 outlook

Based on the dynamic growth in the first nine months of 2020, as well as the outlook for an ongoing high level of growth in the fourth quarter of 2020, QIAGEN now expects sales growth of approximately 20% CER (prior outlook of 15-18% CER) from the 2019 level of $1.53 billion. It also expects adjusted EPS to now grow about 45% CER to at about $2.07-2.09 CER from $1.43 in 2019 (prior outlook for at least 40% growth to at least $2.00 CER) based on about 235 million shares outstanding. Based on exchange rates as of October 26, 2020, currency movements against the U.S. dollar are expected to create an adverse impact of up to one percentage point on net sales growth at actual rates for full-year 2020. An adverse impact of about $0.02 per share is expected on adjusted EPS.

In Q4 2020, QIAGEN expects net sales growth of about 24-27% CER and for adjusted EPS to reach $0.58-0.60 CER based on about 237 million shares outstanding. Based on exchange rates as of October 26, 2020, currency movements against the U.S. dollar are expected to create a positive impact of about one percentage point on net sales growth and a largely neutral impact on adjusted EPS.

The outlook for adjusted EPS for Q4 and full-year 2020 excludes a pre-tax capital gain from QIAGEN’s minority investment in ArcherDX, which was acquired by Invitae (NYSE: NVTA) in October 2020. Based on the current share price of Invitae ($46), QIAGEN estimates the pre-tax capital gain could be approximately $110.8 million, or about $0.35 per share on an after-tax basis. QIAGEN has the right to receive up to 2.1 million additional Invitae shares upon achievement of certain future milestones.

Conference call on October 28, 2020

A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call is planned for Wednesday, October 28, 2020, at 14:00 Frankfurt time / 13:00 London time / 9:00 New York time. A live webcast will be made available at this website, and a replay will also be made available after the event.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2020, QIAGEN employed more than 5,300 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

	Three months
	ended September 30,
(In $ thousands, except per share data)	2020	2019
Net sales	483,763	382,686
Cost of sales:
Cost of sales	147,297	109,648
Acquisition-related intangible amortization	15,692	18,096
Total cost of sales	162,989	127,744
Gross profit	320,774	254,942
Operating expenses:
Research and development	36,097	41,845
Sales and marketing	102,176	97,018
General and administrative	27,928	28,752
Acquisition-related intangible amortization	5,267	6,133
Restructuring, acquisition, integration and other, net	104,798	151,075
Long-lived asset impairments	—	137,572
Total operating expenses	276,266	462,395
Income (loss) from operations	44,508	(207,453)
Other income (expense):
Interest income	1,715	4,665
Interest expense	(18,052)	(17,248)
Other expense, net	(267)	(6,961)
Total other expense	(16,604)	(19,544)
Income (loss) before income taxes	27,904	(226,997)
Income tax expense (benefit)	10,994	(66,362)
Net income (loss)	16,910	(160,635)

Diluted net income (loss) per common share(1)	$0.07	$(0.71)
Shares used in computing diluted net income (loss) per common share	235,785	226,520

Diluted net income per common share (adjusted)(1)	$0.58	$0.36
Shares used in computing diluted net income per common share (adjusted)	235,785	232,015
(1) For the third quarter of 2019, reported diluted net loss per common share is based on basic shares of 226.5 M, while adjusted diluted net income per common share is calculated using 232.0 M diluted shares.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

	Nine months
	ended September 30,
(In $ thousands, except per share data)	2020	2019
Net sales	1,299,112	1,112,952
Cost of sales:
Cost of sales	394,084	331,953
Acquisition-related intangible amortization	45,746	55,302
Total cost of sales	439,830	387,255
Gross profit	859,282	725,697
Operating expenses:
Research and development	102,727	123,460
Sales and marketing	292,309	293,591
General and administrative	79,985	86,978
Acquisition-related intangible amortization	15,379	24,146
Restructuring, acquisition, integration and other, net	137,331	164,818
Long-lived asset impairments	1,034	138,830
Total operating expenses	628,765	831,823
Income (loss) from operations	230,517	(106,126)
Other income (expense):
Interest income	8,396	17,916
Interest expense	(54,414)	(55,864)
Other expense, net	(1,514)	(2,642)
Total other expense	(47,532)	(40,590)
Income (loss) before income taxes	182,985	(146,716)
Income tax expense (benefit)	36,482	(60,328)
Net income (loss)	146,503	(86,388)

Diluted net income (loss) per common share(1)	$0.63	$(0.38)
Shares used in computing diluted net income (loss) per common share	234,008	226,447

Diluted net income per common share (adjusted)(1)	$1.47	$0.96
Shares used in computing diluted net income per common share (adjusted)	234,008	232,778

(1) For the first nine months of 2019, reported diluted net loss per common share is based on basic shares of 226.4 M, while adjusted diluted net income per common share is calculated using 232.8 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended September 30, 2020
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	483.8	320.8	44.5	27.9	(11.0)	39%	16.9	$0.07
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.1	104.9	104.9	(12.5)		92.4	0.39
Purchased intangibles amortization	—	15.6	20.9	20.9	(5.3)		15.6	0.07
Non-cash interest expense charges	—	—	—	11.0	—		11.0	0.05
Other special income and expense items	—	—	—	(0.1)	0.2		0.1	0.00
Total adjustments	—	15.7	125.8	136.7	(17.6)		119.1	0.51
Adjusted results	483.8	336.5	170.3	164.6	(28.6)	17%	136.0	$0.58

* Using 235.8 M diluted shares.

Three months ended September 30, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (Loss) Income	Pre-tax (Loss) Income	Income Tax	Tax Rate	Net (Loss) Income	Diluted EPS*
Reported results	382.7	254.9	(207.5)	(227.0)	66.4	29%	(160.6)	$(0.71)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.8	12.6	12.6	(3.4)		9.2	0.04
2019 restructuring measures	—	—	276.8	281.6	(74.7)		206.9	0.89
Purchased intangibles amortization	—	18.0	24.2	24.2	(6.2)		18.0	0.08
Non-cash interest expense charges	—	—	—	9.4	—		9.4	0.04
Other special income and expense items	—	—	—	0.6	(0.1)		0.5	0.00
Total adjustments	—	18.8	313.6	328.4	(84.4)		244.0	1.05
Adjusted results	382.7	273.8	106.2	101.5	(18.1)	18%	83.4	$0.36

* Reported Diluted net loss per common share does not consider dilutive shares in the three months ended September 30, 2019 as those shares would be antidilutive. Basic shares for the third quarter of 2019 were 226.5 M. Impacts of adjustments and Adjusted Diluted net income per common share were calculated using 232.0 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Nine months ended September 30, 2020
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,299.1	859.3	230.5	183.0	(36.5)	20%	146.5	$0.63
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.3	136.1	136.1	(20.5)		115.6	0.49
2019 restructuring measures	—	—	2.6	2.6	(0.6)		2.0	0.01
Purchased intangibles amortization	—	45.7	61.1	61.1	(15.5)		45.6	0.20
Non-cash interest expense charges	—	—	—	30.7	—		30.7	0.13
Other special income and expense items	—	—	—	3.6	(0.7)		2.9	0.01
Total adjustments	—	46.0	199.8	234.1	(37.3)		196.8	0.84
Adjusted results	1,299.1	905.3	430.3	417.1	(73.8)	18%	343.3	$1.47

* Using 234.0 M diluted shares.

Nine months ended September 30, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (Loss) Income	Pre-tax (Loss) Income	Income Tax	Tax Rate	Net (Loss) Income	Diluted EPS*
Reported results	1,113.0	725.7	(106.1)	(146.7)	60.3	41%	(86.4)	$(0.38)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	6.2	33.1	33.1	(8.9)		24.2	0.10
2019 restructuring measures	—	—	276.8	281.6	(74.7)		206.9	0.89
Purchased intangible amortization	—	55.3	79.4	79.4	(20.3)		59.1	0.25
Non-cash interest expense charges	—	—	—	30.5	—		30.5	0.13
Other special income and expense items	—	—	—	(3.1)	(8.4)		(11.5)	(0.05)
Total adjustments	—	61.5	389.3	421.5	(112.4)		309.2	1.32
Adjusted results	1,113.0	787.2	283.2	274.8	(52.1)	19%	222.8	$0.96

* Reported Diluted net income per common share does not consider dilutive shares in the nine months ended September 30, 2019 as those shares would be antidilutive. Basic shares for the first nine months of 2019 were 226.4 M. Impacts of adjustments and Adjusted Diluted net income per common share were calculated using 232.8 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2020	December 31, 2019
Assets	(unaudited)
Current assets:
Cash and cash equivalents	465,352	623,647
Restricted cash	3,939	5,743
Short-term investments	36,602	129,586
Accounts receivable, net	373,064	385,117
Income taxes receivable	54,338	42,119
Inventories, net	254,642	170,704
Fair value of derivative instruments - current	262,552	107,868
Prepaid expenses and other current assets	137,210	105,464
Total current assets	1,587,699	1,570,248
Long-term assets:
Property, plant and equipment, net	506,308	455,243
Goodwill	2,313,246	2,140,503
Intangible assets, net	769,902	632,434
Deferred income tax assets	49,176	56,542
Fair value of derivative instruments - long-term	344,763	192,266
Other long-term assets	200,383	188,380
Total long-term assets	4,183,778	3,665,368
Total assets	5,771,477	5,235,616
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	311,196	285,244
Short-term loans	58,540	—
Accounts payable	90,859	84,767
Fair value of derivative instruments - current	251,338	103,175
Accrued and other current liabilities	329,218	444,303
Income taxes payable	49,474	33,856
Total current liabilities	1,090,625	951,345
Long-term liabilities:
Long-term debt, net of current portion	1,418,320	1,421,108
Deferred income tax liabilities	43,249	23,442
Fair value of derivative instruments - long-term	345,474	196,929
Other long-term liabilities	162,676	106,201
Total long-term liabilities	1,969,719	1,747,680
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,805,275	1,777,017
Retained earnings	1,271,964	1,178,457
Accumulated other comprehensive loss	(292,934)	(309,619)
Less treasury stock, at cost — 2,080 and 3,077 shares in 2020 and 2019, respectively	(75,874)	(111,966)
Total equity	2,711,133	2,536,591
Total liabilities and equity	5,771,477	5,235,616

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended September 30,
(In $ thousands)	2020	2019
Cash flows from operating activities:
Net income (loss)	146,503	(86,388)
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	147,844	178,494
Non-cash impairments	1,034	143,629
Amortization of debt discount and issuance costs	31,379	31,108
Share-based compensation expense	31,221	57,998
Deferred income tax benefit	(17,793)	(17,290)
(Gain) loss on marketable securities	(1,343)	2,669
Reversals of contingent consideration	—	(7,433)
Loss on sale of investment	1,467	—
Other items, net including fair value changes in derivatives	(1,566)	(3,058)
Net changes in operating assets and liabilities:
Accounts receivable	(9,016)	(16,036)
Inventories	(77,777)	(22,696)
Prepaid expenses and other current assets	(40,222)	2,958
Other long-term assets	(82)	(903)
Accounts payable	(7,496)	(21,345)
Accrued and other current liabilities	(47,682)	53,121
Income taxes	1,768	(73,889)
Other long-term liabilities	29,855	474
Net cash provided by operating activities	188,094	221,413
Cash flows from investing activities:
Purchases of property, plant and equipment	(86,746)	(86,399)
Purchases of intangible assets	(150,851)	(138,197)
Proceeds from (purchases of) investments, net	1,001	(1,761)
Cash paid for acquisitions, net of cash acquired	(239,572)	(67,907)
Purchases of short-term investments	(49,770)	(228,959)
Proceeds from redemptions of short-term investments	144,621	360,190
Cash received for collateral asset	(4,317)	21,455
Other investing activities	(3,145)	10
Net cash used in investing activities	(388,779)	(141,568)
Cash flows from financing activities:
Proceeds from short-term debt	59,345	—
Proceeds from exercise of call option related to cash convertible notes	12,271	134,737
Payment of intrinsic value of cash convertible notes	(11,233)	(133,763)
Repayment of long-term debt	(23,200)	(433,400)
Proceeds from issuance of common shares	7,479	1,797
Tax withholding related to vesting of stock awards	(13,422)	(23,693)
Purchase of treasury shares	—	(74,450)
Cash received for collateral liability	15,100	4,200
Other financing activities	(3,551)	(11,680)
Net cash provided by (used in) financing activities	42,789	(536,252)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,203)	(1,812)
Net decrease in cash, cash equivalents and restricted cash	(160,099)	(458,219)
Cash, cash equivalents and restricted cash, beginning of period	629,390	1,159,079
Cash, cash equivalents and restricted cash, end of period	469,291	700,860

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	188,094	221,413
Purchases of property, plant and equipment	(86,746)	(86,399)
Free Cash Flow	101,348	135,014
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.